Exhibit 12
Bank of America Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends

	Year Ended December 31
(Dollars in millions)	2010	2009	2008	2007	2006

Excluding Interest on Deposits

Income before income taxes	$(1,323)	$4,360	$4,428	$20,924	$31,973
Equity in undistributed earnings of unconsolidated subsidiaries	1,285	(1,833)	(144)	(95)	(315)
Fixed charges:
Interest expense	19,977	23,000	25,074	34,778	29,514
1/3 of net rent expense (1)	1,099	1,110	791	669	609

Total fixed charges	21,076	24,110	25,865	35,447	30,123
Preferred dividend requirements (2)	n/m	5,921	1,461	254	33

Fixed charges and preferred dividends	21,076	30,031	27,326	35,701	30,156

Earnings	$21,038	$26,637	$30,149	$56,276	$61,781

Ratio of earnings to fixed charges	1.00	1.10	1.17	1.59	2.05

Ratio of earnings to fixed charges and preferred dividends (2, 3)	n/m	—	1.10	1.58	2.05

	Year Ended December 31
(Dollars in millions)	2010	2009	2008	2007	2006

Including Interest on Deposits

Income before income taxes	$(1,323)	$4,360	$4,428	$20,924	$31,973
Equity in undistributed earnings of unconsolidated subsidiaries	1,285	(1,833)	(144)	(95)	(315)
Fixed charges:
Interest expense	23,974	30,807	40,324	52,871	43,994
1/3 of net rent expense (1)	1,099	1,110	791	669	609

Total fixed charges	25,073	31,917	41,115	53,540	44,603
Preferred dividend requirements (2)	n/m	5,921	1,461	254	33

Fixed charges and preferred dividends	25,073	37,838	42,576	53,794	44,636

Earnings	$25,035	$34,444	$45,399	$74,369	$76,261

Ratio of earnings to fixed charges	1.00	1.08	1.10	1.39	1.71

Ratio of earnings to fixed charges and preferred dividends (2, 3)	n/m	—	1.07	1.38	1.71

(1)	Represents an appropriate interest factor.

(2)	Reflects the impact of the $12.4 billion goodwill impairment charge during 2010 which resulted in a negative preferred dividend requirement.

(3)	The earnings for 2009 were inadequate to cover fixed charges and preferred stock dividends. The earnings deficiency is a result of the accelerated accretion of $4.0 billion recorded as a result of the repurchase of TARP Preferred Stock. The coverage deficiency for fixed charges and preferred dividends was $3.4 billion.

n/m = not meaningful